Exhibit 99.5
Sun Life Financial Inc.
Earnings Coverage Ratio
For the 12 months ended September 30, 2007
This calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s interim consolidated financial statements for the period ended September 30, 2007, in connection with the medium-term note (MTN) program established by the Company under its prospectus supplement dated June 22, 2006 to a short form base shelf prospectus dated November 4, 2005 and the MTN program established by the Company under its prospectus supplement dated March 12, 2007 to a short form base shelf prospectus dated March 12, 2007.
The pro forma interest requirement on the Company’s outstanding indebtedness was $298,300,000 for the 12 months ended September 30, 2007. The Company’s earnings before interest and income tax for the 12 months ended September 30, 2007 were $3,132,200,000, which are 10.5 times the Company’s interest requirements for that period.
Additional Information
The calculation of the Company’s earnings coverage ratio noted above excluded interest on the following:
(i)	US$27.6 million of notes (the “Notes”) that will become due on December 15, 2007, as they are considered to be liabilities of a current nature since the maturity of these liabilities are within one year;

(ii)	$30 million principal amount of the 6.87% Series A debentures and $3 million principal amount of the 7.09% funding debentures issued by Sun Life Assurance Company of Canada (collectively, the Debentures) that were repurchased on September 7, 2007; and

(iii)	US$600 million of 8.526% partnership capital securities that were redeemed on May 6, 2007.
If the Notes had been included as long-term debt and the Debentures and partnership capital securities not been repurchased or redeemed, respectively, for the purposes of calculating the earnings coverage ratio, the amount of the interest relating to those items would have been reflected in the calculation of the Company’s interest requirements.
If the interest related to the Notes ($2.0 million), the Debentures ($2.1 million) and the partnership capital securities ($35.2 million) had been included in the calculation of the earnings coverage ratio, the ratio would have been 9.3 for the 12 months ended September 30, 2007.